Aetna Insurance Company of America

                                   Endorsement

The Contract and Certificate are endorsed to meet the qualification requirements for an Individual Retirement Annuity under Internal Revenue Code ("Code")
Section 408(b). The following provisions apply and, in the case of a conflict with any provision in the Contract, this Endorsement controls.

Certificate Holder. The Certificate Holder and the Annuitant must be the same person. Joint Certificate Holders are not permitted.

Nontransferable/Nonforfeitable. The Contract is nontransferable. The Certificate Holder may not sell, assign, transfer, pledge or use as collateral for a loan or as security for the performance of an obligation or for any other purpose, his or her interest in the Contract to any person other than the issuer of the Contract or to a spouse incident to a divorce under the provisions of Code
Section 408(d)(6). The Certificate Holder's entire interest in the Contract is nonforfeitable.

Exclusive Benefit. The Certificate Holder's Account is established for the exclusive benefit of the Certificate Holder or his or her Beneficiary(ies).

Contributions. All contributions must be in cash. Except in the case of a rollover contribution as permitted by Code Section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in Code Section 408(k), the total contributions shall not exceed $2,000 for any taxable year.

Distributions. All distributions will be made in accordance with the requirements of Code Section 401(a)(9). Any periodic payments will be paid only to the Certificate Holder.

Required Beginning Date. No later than the April 1 following the calendar year in which the Certificate Holder attains age 70-1/2, the Certificate Holder may elect to receive the entire interest in a lump sum, or may elect to begin periodic payments which must be distributed over:

(a) The life of the Certificate Holder, or the lives of the Certificate Holder and his or her designated Beneficiary, or

(b) A period certain not extending beyond the life expectancy of the Certificate Holder or the joint and last survivor expectancy of the Certificate Holder and his or her designated Beneficiary.

Periodic payments must be made at intervals of no longer than one year. In addition, payments made as an annuity must be either nonincreasing or they may increase only as provided in Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity option may not be recalculated.

Payment of Death Benefit. Sections 10.01, 10.03, 10.04 and 10.05 are deleted in their entirety. The death benefit amount is determined in accordance with the provisions of Section 10.02. At the death of the Certificate Holder:

(a) If the Certificate Holder dies on or after the date distribution of his or her interest has begun, the remaining portion of such interest, if any, will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Certificate Holder's death.

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(b)  If the Certificate Holder dies before distribution of his or her interest begins, the death benefit payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Certificate Holder's death, except to the extent that an election is made to receive a distribution in accordance with (i) or (ii) below.

     (i) Distributions to the Beneficiary may be made in installments over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary, commencing no later than December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died.

     (ii) If the Beneficiary is the Certificate Holder's surviving spouse, and distributions are to be made in accordance with (i) above, distributions must begin on or before the later of December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died or December 31 of the calendar year in which the Certificate Holder would have attained age 70-1/2.

If the Certificate Holder dies before Annuity payments begin, a spousal Beneficiary may elect an Annuity option, ECO, SWO, a lump sum payment or to treat the Certificate Holder's Account as his or her own IRA. The election to treat the Certificate Holder's Account as his or her own IRA will be deemed to have been made if such surviving spouse makes a rollover to or from such Certificate Holder's Account, or fails to elect to receive a distribution in accordance with (b) above.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies for distributions under an Annuity option may not be recalculated.

Distributions under this section are considered to have begun if distributions are made on Certificate Holder's Account of the Certificate Holder reaching the required beginning date or if prior to the required beginning date distributions irrevocably commence over a period permitted and in an Annuity option acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

Estate Conservation Option. The Estate Conservation Option (ECO) is a distribution option under which a portion of the Certificate Holder's Account Value will automatically be surrendered and distributed each calendar year. The distributed amount is withdrawn pro rata from each investment option under the Certificate Holder's Account.

Election and Revocation. The Certificate Holder or a Beneficiary may elect ECO by submitting a completed and signed election form to Aetna's Home Office. Once elected, the Certificate Holder or Beneficiary may revoke the option by submitting a written request to Aetna's Home Office. Any revocation will apply only to amounts not yet paid.

Surrender Fee/Market Value Adjustment. A Surrender Fee will not be deducted from, and a Market Value Adjustment will not be applied to, any portion of the Current Value which is paid under ECO.

Amount of Distribution. Each year that ECO is in effect, Aetna will calculate and distribute an amount equal to the minimum required distribution under the Code. The annual distribution will be determined by dividing the Certificate Holder's Account Value as of December 31 of the year prior to the year for which payment is to be made by a life expectancy factor based on expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. The Certificate Holder shall elect either the single or joint life expectancy factor. If the Certificate Holder elects the joint life expectancy, the second life must be a Beneficiary under the Contract.

If a Beneficiary elects ECO after the Certificate Holder's death, only a single life expectancy factor may be used, except that a spousal Beneficiary who elected to treat the Certificate Holder's Account as his or her own IRA may elect either a single or joint life expectancy factor. The life expectancy or joint life



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expectancy factor will be recalculated each year in accordance with the rules under Code Section 401(a)(9).

Minimum Current Value. At its discretion, Aetna may require a minimum initial Current Value for election of this option. If after election of this option the Current Value is insufficient to make a scheduled ECO payment, Aetna will distribute the entire Certificate Holder's Account balance.

Date of Distribution. The Certificate Holder shall specify the initial distribution date. The earliest date is the first day of the calendar year in which the Certificate Holder attains age 70-1/2. For a Beneficiary electing ECO after the Certificate Holder's death, the earliest date is the date of the Certificate Holder's death. Subsequent distributions will be made annually on such date as Aetna may designate or allow.

Reservation of Rights. Aetna reserves the right to change the terms of ECO for future elections and to discontinue the availability of this option after proper notification. Aetna also reserves the right to allow payments to be made more frequently than annually.

Systematic Withdrawal Option. If distributions are made under the Systematic Withdrawal Option (SWO) after payments are required to begin under the minimum distribution requirements of Code Section 401(a)(9), the amount distributed in any year will be increased if required under the Code minimum distribution rules. For this purpose, the minimum amount to be distributed each year will be determined by dividing the Certificate Holder's Account Value, as of December 31 of year prior to the year for which payment is to be made by a life expectancy factor, which for the initial distribution year shall be based on either the single life expectancy factor or the joint life expectancy factor in Tables V or VI of Section 1.72-9 of the Income Tax Regulations, as elected by the Certificate Holder. If the Certificate Holder elects the joint life expectancy factor, the second life must be a Beneficiary under the Contract.

If a Beneficiary who elects SWO after the Certificate Holder's death, only a single life expectancy factor may be used, except that a spousal Beneficiary who has elected to treat the Certificate Holder's Account as his or her own IRA may elect either a single or a joint life expectancy factor. Distributions for any subsequent year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the life expectancy was first calculated.

If the specified period method is elected, the maximum specified period will be limited by the single life expectancy factor or joint life expectancy factor in Table V or VI of Section 1.72-9 of the Income Tax Regulations, as elected by the Certificate Holder. If elected by a Beneficiary, only a single life expectancy factor may be used, except that a spousal Beneficiary who has elected to treat the Certificate Holder's Account as his or her own IRA may elect either a single or a joint life expectancy factor.

Availability of ECO and SWO. An individual who has revoked ECO or SWO may not subsequently elect that option again, nor may the individual elect another withdrawal option unless permitted under the Code minimum distribution rules.

If ECO or SWO is in effect and the Certificate Holder dies before the required beginning date for minimum distributions, payments will cease. A Beneficiary may elect ECO or SWO provided the election would satisfy the Code minimum distribution rules.

If ECO or SWO is in effect and the Certificate Holder dies after the required beginning date for minimum distributions, payments will continue as permitted under the Code minimum distribution rules, unless revoked.

Annual Reports. Aetna will furnish annual calendar year reports concerning the status of the Certificate Holder's Account.



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Termination of Certificate Holder's Account. Upon 90 days written notice to the
Certificate Holder, Aetna may terminate the Certificate Holder's Account if no Purchase Payments have been received for two full consecutive Certificate years and the paid-up Annuity benefit at maturity would be less than $20 per month.

Right to Cancel. The Certificate Holder may cancel the Certificate within 10 days of receiving it by returning it to Aetna at the address above or to the person from whom is was purchased. Within seven days from the cancellation request, Aetna will return all the Certificate Holder's Purchase Payments.

Surrender Fee. The Surrender Fee does not apply while SWO is in effect.

Endorsed and made a part of the Contract and Certificate as of the Effective Date or when the endorsement is approved, whichever is later.

                                   /s/ Dan Kearney
                                   ---------------
                                   President
                                   Aetna Insurance Company of America


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